

△ Message   More...

Copperworks Distilling Co.

 **Boston College Law School**

Jeff Kanof · 3rd

Vice President / Co-Owner of Copperworks Distilling Co. &
Member of Board of Directors of the ACSA

Seattle, Washington · 500+ connections · **Contact info**

About

Specialties: Craft Spirits, Contract Management, Sport and Entertainment Industry, Investment Management.

Experience

Vice President
Copperworks Distilling Co.
Sep 2013 – Present · 6 yrs 6 mos
Seattle, WA

• Direct the operations of the distillery's tasting room and retail store in a high-traffic tourist
destination, including hiring and training employees, POS system build-out and management,
scheduling, inventory, new product design, store merchandising, and policy and procedure
development.
• Primary Copperworks educator and salesperson for all wholesale accounts, both on-premise
and off-premise.
• Built and manage all aspects of the distillery's online store on the Shopify e-commerce
platform.
• Coordinate and execute Copperworks on-site and off-site events, including private distillery
parties, festivals, community outreach events, and charity events.
• Part of the leadership team that makes decisions on new product development, packaging,
pricing, and release plans.
see less

 **Member Board Of Directors**
American Craft Spirits Association (ACSA)
Apr 2018 – Present · 1 yr 11 mos

Assistant Distiller
Letterpress Distilling, LLC
Dec 2012 – Sep 2013 · 10 mos
Seattle, WA

• Assist in all aspects of production for the Letterpress Distilling line of spirits and liqueurs.
• Perform operations and functions for mashing, distillation, filteration, and bottling.
• Act as tasting room representative handling customer inquiries, tastings, sales, and
distillery tours.   **...see more**

 **Contracts Specialist**
T-Mobile

Oct 2012 – Sep 2013 · 1 yr
Bellevue, WA

•Draft and negotiate strategic national agreements (MSAs, SOWs, etc.), primarily in the areas
of Consulting, Professional Services, and Human Resources.
•Manage the contracting process for twenty or more agreements at any given time.
•Act as the main point of contact between T-Mobile Legal, Procurement Managers, l ...**see more**



Associate
Seward & Kissel LLP
Oct 2010 – Oct 2012 · 2 yrs 1 mo
New York, NY

•Personally counsel investment management firms on launching and operating private
investment funds.
•Assist clients with Securities and Exchange Commission and State investment adviser
registration.   ...**see more**

Show 4 more experiences ⌄

Education



Boston College Law School
J.D., Law
2007 – 2010

Intellectual Property and Technology Forum and Journal, Editor

University of South Carolina
Bachelor of Science, Sport and Entertainment Management
2004 – 2007

Licenses & Certifications

New York State Bar Member

Skills & Endorsements

Spirits · 6

Andrew Faulkner and 5 connections have given endorsements for this skill

Alcoholic Beverages · 7

Andrew Faulkner and 6 connections have given endorsements for this skill

Wine & Spirits Industry · 6

Andrew Faulkner and 5 connections have given endorsements for this skill

Show more ⌄

Interests


American Express
1,112,139 followers


American Craft Spirits Associatio...
1,132 followers


Small Spirits Producers Guild
912 members


American Craft Spirits
205 members



Boston College Law School
13,214 followers



Liquor.com
4,779 members

See all